Offering Memorandum: Offering Document (Exhibit A to Form C/A)

Bella Rio Consulting, Inc.

400 Riverside Rd

Belvidere, IL 61008

www.rocknvodkas.com

Up to $2,164,676 in Preferred Series B Shares, Target Amount: $10,002.24, including the Investor Processing Fee

COMPANY, ("Bella Rio", the "Company," "we," "us", "Issuer" or "our"), is offering up to $2,164,676 worth of Series B Non-Voting Preferred Stock of the Company (the "Securities" or "Shares") at a price of $4.00 per Share. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is $10,002.24 (the "Target Amount") (collectively, the "Offering"), including the Investor Processing Fee equal to 3.5% of the investment amount (See description below). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by August 22, 2026 (the "Target Date").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after August 22, 2026. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

The Company is filing this Form C/A to update the perks offered to investors.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bella Rio Consulting, Inc.

Address: 400 Riverside Rd, Belvidere, IL 61008 State of Incorporation: IL

Date Incorporated: June 29, 2015

Terms:

Equity in the form of Preferred Shares

Target Amount: $10,002.24 or 2,416 shares of Preferred Series B Shares, including the Investor Processing Fee Offering

Maximum: 2,164,673.52.* or 522,868 shares of Preferred Series B Shares, including the Investor Processing Fee Security, equaling $2,091,472 and investor processing fees equaling $73,201.52.

Investments will be accepted in excess of the target offering amount at the Company's discretion.

Offered: Preferred Series B Shares

Purchase Price of Security Offered: $4.00

Minimum Investment Amount (per investor): $100.00◊

*Maximum Number of shares offered subject to adjustment for bonus shares. See Bonus info below.

◊　　　Not inclusive of the Investor Processing Fee.

The Offering is being made through DealMaker Securities LLC (the "Intermediary") (CRD 315324, SEC 00870756, CIK 0001872856). If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. You may cancel an investment commitment until up to 48 hours prior to Target Date or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

The Intermediary charges an advance setup fee of $5,000, a cash commission of eight and one half percent (8.5%). A monthly fee of $2,000 is charged by an affiliate of the intermediary for account management services

Investor Processing Fee

Investors will be required to pay an Investor Processing Fee of three and one half percent (3.5%) to the Company at the time of the subscription to help offset transaction costs, which will impact the total of any transaction. The Investor Processing Fee is considered part of the gross proceeds raised in this Offering, which could be up to $99,867,88, and will be aggregated to calculate the Target Amount and Maximum Offering Amount. The Broker will receive a cash commission on this fee.

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

1.　Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2.　Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

3.　Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4.　Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5.　Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

6.　Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bella Rio Consulting, Inc. currently has 6 employees.

Investment Incentives and Bonuses◊

Time-Based◊ Perks:

3 Days Early Bird

Invest within the first 72 hours and receive an additional 20% bonus shares

One Week Early Bird

Invest within the first week and receive an additional 15% bonus shares

Two Week Early Bird

Invest within the first two weeks and receive an additional 10% bonus shares

One Month Early Bird

Invest within the first month and receive an additional 8% bonus shares

◊ Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") at the end of the described period (03:59 am Coordinated Universal Time ("UTC") the following day). Since these periods described overlap, they will all begin on the Launch Date and end 72 hours, seven days, fourteen days, and one month after the Launch Date, depending on the category: 3 Days Early Bird, One Week Early Bird, Two Week Early Bird, and One Month Early Bird respectively.

Loyalty Bonus

Investors and individuals who have previously invested in the company will receive 10% bonus shares when investing through the current offering.

* All bonus shares and perks will be the same class with the same terms as being offered, whether the amount-based perk is for one investment or several over the offering period.

Volume-Based Perks:

$200+ | Tier 1
Invest $200+ and receive a ROCK'N Accessory Pack (ROCK'N Vodka Pin, Patch, and Sticker)

$350+ | Tier 2
Invest $350+ and receive an investor-exclusive ROCK'N Gold T-Shirt; + previous Tier items

$500+ | Tier 3
Invest $500+ and receive a ROCK'N Gold Recipe Book; + an investor-exclusive ROCK'N Gold Hat; + previous Tier items

$1,000+ | Tier 4
Invest $1,000+ and receive a Rick Nielsen signed bottle of ROCK'N Vodka; + an investor-exclusive ROCK'N Gold Tumbler Mug; + previous Tier items

$2,500+ | Tier 5
Invest $2,500+ and receive a Collector's large Gold Guitar Pick; + previous Tier items

$5,000+ | Tier 6
Invest $5,000+ and receive 5% bonus shares; + an investor-exclusive ROCK'N Gold Drink Set, includes "Angel's Share" Bourbon*; + a ROCK'N Gold Flask; + previous Tier items

$10,000+ | Tier 7
Invest $10,000+ and receive 10% bonus shares; + "Angel's Share" and ROCK'N Red Bundle*; + previous Tier items

$25,000+ | Tier 8
Invest $25,000+ and receive 15% bonus shares; + a Custom Barrel of Bourbon (From Our "Barrel of Time" Program with Kennay Farms Distilling)*; + previous Tier items

*Shipping not included. This will be a new barrel per the program. Barrel cannot be shipped to investor until spirit is emptied and bottled as the barrel must stay in a bonded warehouse per TTB regulations.

Volume-Based Perks do not stack with time-based perks in this round. If someone invests and is eligible for both a time-based and volume-based perk, they will receive the greater of the two bonuses. The repeat investor perk does stack with both time-based and volume-based perks. This makes 30% the highest available bonus % for an investor, which could be earned if an existing investor in the round invests $25,000 or more as their second investment.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses. If a company offers an "audience-based": bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or testing-the-waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

Mid-Campaign Time Based Perks - Thanksgiving Bonuses

All investors who complete their investment between November 21st at 12:01 AM PST (08:01 am Coordinated Universal Time ("UTC") and December 1st at 11:59 PM PST (07:59 am Coordinated Universal Time ("UTC" on the next day) will earn an additional 10% bonus shares.

All investors who come in the Tier 5 or higher level, $2,500+, between November 21st at 12:01 AM PST (08:01 am Coordinated Universal Time ("UTC") and December 1st at 11:59 PM PST (07:59 am Coordinated Universal Time ("UTC" on the next day), will earn a Rick Nielsen signed bottle of Bella Rio Bourbon.

Mid-Campaign Time Based Perks – Christmas Special

All investors who invest $500 or more between December 12th, 2025 at 12:01 AM PST (08:01 am Coordinated Universal Time ("UTC") and December 25th, 2025 at 11:59 PM PST (07:59 am Coordinated Universal Time ("UTC" on the next day) will earn an invite to "Rick's Pick" Dinner & Bottling Party with Rick Nielsen at Kennay Farms Distilling, located at 416 Lincoln Hwy, Rochelle, IL 61068. This event will include a complimentary dinner for the investor and a bottle-your-own-bourbon experience. *This perk does not include travel nor accommodation, and guests will be an optional surcharge due to space limitations. The date of this event is TBD.

All investors who invest $700 or more between December 26th, 2025 at 12:01 AM PST (08:01 am Coordinated Universal Time ("UTC") and January 8th, 2026 at 11:59 PM PST (07:59 am Coordinated Universal Time ("UTC" on the next day) will earn an invite to an Intimate Dinner with Rick Nielsen, which includes a Live Performance by Miles & Kelly Nielsen. This event will take place at Kennay Farms Distilling, located at 416 Lincoln Hwy, Rochelle, IL 61068. These investors will also earn a bottle of Bella Rio Bourbon. This event will include a complimentary dinner for the investor. *This perk does not include travel nor accommodation, and guests will be an optional surcharge due to space limitations. The date of this event is TBD.

All investors who invest $5,000 or more between December 12th, 2025 at 12:01 AM PST (08:01 am Coordinated Universal Time ("UTC") and January 8th, 2026 at 11:59 PM PST (07:59 am Coordinated Universal Time ("UTC" on the next day) will earn an invite to both an Intimate Dinner with Rick Nielsen, which includes a Live Performance by Miles & Kelly Nielsen and the "Rick's Pick" Dinner. This event will take place at Kennay Farms Distilling, located at 416 Lincoln Hwy, Rochelle, IL 61068. These events will include a complimentary dinner for the investor. Investors will also receive a ROCK'N Red bottle *This perk does not include travel nor accommodation, and guests will be an optional surcharge due to space limitations. The date of these events are TBD. Only 12 ROCK'N Red bottles remain and will be provided on a first-come, first-serve basis.

All investors who invest $15,000 or more between December 12th, 2025 at 12:01 AM PST (08:01 am Coordinated Universal Time ("UTC") and January 8th, 2026 at 11:59 PM PST (07:59 am Coordinated Universal Time ("UTC" on the next day) will earn an invite to both an Intimate Dinner with Rick Nielsen, which includes a Live Performance by Miles & Kelly Nielsen and the "Rick's Pick" Dinner. This event will take place at Kennay Farms Distilling, located at 416 Lincoln Hwy, Rochelle, IL 61068. These events will include a complimentary dinner for the investor. These investors will also be invited to a private Rick Nielsen guitar tour at the Hard Rock Rockford Casino and Investors will also receive a ROCK'N Red bottle. These investors will receive a Personal Barrel of whiskey to age at Kennay Farms Distilling, limited to only 12 barrels. *This perk does not include travel nor accommodation, and guests will be an optional surcharge due to space limitations. The date of these events are TBD. Only 12 ROCK'N Red bottles remain and 12 Personal Barrels are available and will be provided on a first-come, first-serve basis. The Personal Barrel may be aged for as long as Kennay Farms is able to accommodate a space for the barrel, and the whiskey inside of the barrel will be filled into bottles before being provided to the investors. Bottles are only available for pickup, or investors may pay for their own shipping of the product. The Personal Barrel will have a custom engraving of the investor's choice.

Mid-Campaign Time Based Perks – Loyalty Perks

All investors who qualify for the Loyalty Bonus perks described above (i.e. 10% bonus shares in current offering because they were previous investors) will earn an additional 25% bonus shares when they invest $100 or more between February 1, 2026 at 12:01 AM PST (08:01 am Coordinated Universal Time ("UTC") and February 15th, 2026 at 11:59 PM PST (07:59 am Coordinated Universal Time ("UTC" on the next day). The bonus shall only apply to investments made within the allocated time frame as set forth within this paragraph. This bonus will stack with the existing Loyalty Bonus perk for a total of 35% bonus shares to all qualifying investors within the stated period of time for this bonus. This bonus shall also stack with volume-based perks.

Rolling Milestone Bonus Perks

All investors that have completed an investment within the current offering round shall receive bonus shares using the following structure: As the company reaches specific milestones in its total raise in this offering, every $100,000 raised up to $1,000,000 as illustrated below, the total bonus shares applied to a fully closed investor shall increase by 1% (one percent). The bonus shares shall cap at 10% total bonus shares if and when $1,000,000.00 is raised in this offering. These perks shall retroactively apply to all previous investors in the current offering. These bonus shares shall be calculated and issued at the end of the offering. These bonus shares shall stack with Loyalty Bonus perks and Volume Based Perks, with a total potential bonus share percentage of 35%.
$100,000 Raised - 1% Total Bonus Shares
$200,000 Raised - 2% Total Bonus Shares
$300,000 Raised - 3% Total Bonus Shares
$400,000 Raised - 4% Total Bonus Shares
$500,000 Raised - 5% Total Bonus Shares
$600,000 Raised - 6% Total Bonus Shares
$700,000 Raised - 7% Total Bonus Shares
$800,000 Raised - 8% Total Bonus Shares
$900,000 Raised - 9% Total Bonus Shares
$1,000,000 Raised - 10% Total Bonus Shares

Mid-Campaign Time Based Perks – Memorial Bonus Shares
All investors who complete their investment between May 1st, 2026 at 12:01 AM PST (08:01 am Coordinated Universal Time ("UTC") and May 25th, 2026 at 11:59 PM PST (07:59 am Coordinated Universal Time ("UTC" on the next day) will earn an additional 10% bonus shares. Investors who invest $1,000.00 or more between the same time frame will earn 20% bonus shares, as well as earn a ROCK'N VIP Event Pass and a Rick Nielsen signed bottle of the First-Edition of the company's Bella Rio Washington Recipe. The First-Edition bottles of the Bella Rio Washington Recipe are the first 200 bottles ever produced of the brand. If these bottles become numbered and engraved, then the order given out to investors will be determined by order in which the qualifying investors invest, whereas the first investor to invest $1,000.00 or more during the qualifying time period will earn the lowest number applicable. The company reserves the right to keep the first and last serial numbers of any numbered Bella Rio Washington Recipe bottles. The ROCK'N VIP Event Pass is a physical item which will allow the holder of the pass to enter any event hosted and controlled by Bella Rio Consulting, Inc., the Company. The Event Pass is non-transferable. The Event Pass is useable for the holder and one guest at any applicable event. Applicable events include but are not limited to ROCK'N Vodka, Bella Rio Bourbon, Bella Rio Washington Recipe, and/or Kennay Farms Distilling events, such as but not limited to bottle signings, Whiskey Warehouse Session concerts, VIP events, events with Rick Nielsen of Cheap Trick, and more. Non-applicable events include but are not limited to any event that is not hosted by, controlled by, or majorly influenced by Bella Rio Consulting, Inc. or events that are not about, relevant to, or including ROCK'N Vodka, Bella Rio Bourbon, Bella Rio Washington Recipe, and/or Kennay Farms Distilling. The ROCK'N VIP Event Pass will be active and valid for the duration of the lifetime of its original holder. The ROCK'N VIP Event Pass does not offer or include items, merchandise, or consumables included or associated with access to an event. Should the holder of the Event Pass use their perk to access a ticketed event, where the ticket might normally include an item or consumable with the purchase of the ticket, the Event Pass holder and their guest will not be entitled to receive the included goods that may come with the purchase of a ticket. A ROCK'N VIP Event Pass holder must also reserve a spot by RSVPing with the company for any event which may have a limited number of seats or space available during the event. The reservation must be made within a reasonable period of time before the event date so that the Company may allocate the appropriate space, seating, and/or item for the Event Pass holder and their guest.

*Bonus shares will be calculated and provided after each investment closes. All other perks occur when the offering is completed.

DealMaker Securities LLC has not been engaged to assist in the distribution the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

The Company and its Business

Company Overview

BELLA RIO CONSULTING, INC. D.B.A. ROCK'N Vodka owns ROCK'N Vodka, which is both the brand name and the main product. The product is a sugarcane vodka that is distilled and imported to Rush Creek Distilling in Harvard, Illinois. The vodka is then filtered, proofed, bottled, packaged, stored, and shipped at Rush Creek.

ROCK'N Vodka is in a joint venture relationship with Kennay Farms Distilling in Rochelle, Illinois. ROCK'N Vodka helps sell the Kennay Farms Distilling brands, develops and maintains new revenue streams for the distillery, and produces additional brands from the manufacturing facility, including Bella Rio Bourbon, a new, upcoming bourbon brand owned by Bella Rio Consulting, Inc. ROCK'N Vodka and Kennay Farms Distilling split profits from all related revenue streams.

Business Model

ROCK'N Vodka partners with distributors and sells the product to retailers in various markets including multiple states in the United States of America and provinces in Canada. The Company works with various distributors or on its own to sell the product to retailers, bars, and restaurants in each market. Every independent and chain retailer, bar, and restaurant within those markets is the brand's target base. The Company partners with other brands for special promotions, advertising, and product placement.

The Company also markets the product so that it can be sold to end consumers once in retailers, bars, and restaurants. The end consumers targeted are any legally-aged alcohol drinkers and people who are interested in the brand.

The Company also sells the product of ROCK'N Vodka directly to consumers on its websites and social media platforms in partnership with companies that hold a license to ship to individual states. The states available to ship to are dependent on the licenses that partners carry. Merchandise including shirts, tin tackers, and other items are also sold through the website and social media stores.

Corporate Structure

BELLA RIO CONSULTING, INC. D.B.A. ROCK'N Vodka (or the "Company") is an Illinois domestic corporation that was incorporated on June 29, 2015, originally as an S Corporation before converting to a C-Corporation.

Competitors and Industry

The Industry

The vodka industry is currently estimated at $468B as of 2021 and is projected to grow at a rate of 30.13% and is predicted to reach $609B in revenue by 2025. (1).

ROCK'N Vodka is in the alcoholic beverage industry, specifically within the vodka industry. The product, ROCK'N Vodka, is sold to distributor partners who then sell the product to retailers, restaurants, bars, and other accounts. The company also sells the product to shipping partners that sell directly to consumers. The brand, ROCK'N Vodka, continues marketing the product in every market that it is available. ROCK'N Vodka is also celebrity co-owned by American musician and singer-songwriter, Rick Nielsen, who is best known as the lead guitarist, main songwriter, and leader of the Rock n' Roll Hall of Fame band Cheap Trick.

Competitors include other vodkas brands. These include Reigncane, Tito's, Absolut, Ketel One, Smirnoff, Grey Goose, etc. Tito's and Grey Goose are the dominant industry competitors within the vodka portfolio but may be considered indirect competitors of ROCK'N as they are distilled from corn, wheat, or potato rather than sugarcane. Reigncane and other vodkas distilled from sugarcane are the most direct competitors of ROCK'N.

Competitors

ROCK'N Vodka has several major competitors in the vodka market. Some of the top competitors in our industry include Tito's, Smirnoff, New Amsterdam, and Svedka. Tito's is the industry leader and the Company's primary competition in the vodka industry with 10.35 million 9-liter cases sold in 2020. Smirnoff also has a significant market share and sold 9.03 million 9-liter cases in the United States in 2020. (2), (3).

Despite the present competitive landscape, the Company stands out in the vodka industry because it is made from sugarcane only, whereas Tito's, Grey Goose, New Amsterdam, and Svedka are made from either corn or wheat, as most vodkas are.

ROCK'N Vodka is not directly comparable to these competitors as they are several years older than ROCK'N Vodka and are distilled from different ingredients.

Tito's, Grey Goose, and other vodka brands are not similar in size or development as they were established several years prior to ROCK'N and thus have several more years of sales and marketing under the brand. Reigncane is the most similar to ROCK'N as it is also newer to the sugarcane vodka market.

Sources:

[1] https://www.statista.com/forecasts/1139092/global-spirits-market-value

[2] https://www.statista.com/statistics/462751/titos-handmade-vodka-us-sales- volume/

[3] https://www.statista.com/statistics/462650/smirnoff-vodka-us-sales-volume/

Current Stage and Roadmap

Current Stage

Distribution, retail placement, and sales for ROCK'N Vodka are in California, Connecticut, Florida, Georgia, Illinois, Iowa, Michigan, Nevada, North Carolina, Oklahoma, Tennessee, Texas, Utah, Washington, Wisconsin, and Canada as of July 2025.

ROCK'N Vodka is available for purchase and shipping online on the company's websites, social media platforms, and other websites in partnership with shipping companies with licenses to ship alcohol to select states in the United States.

ROCK'N Vodka is available in a 750mL bottle. Advertisements for the product and the brand are shown to consumers throughout the United States. The company's current ground sales team consists of three full-time sales representatives covering all active, distributed markets and brand ambassadors that assist in sales in various markets.

ROCK'N Vodka has the ability to produce and sell 50mL versions of the product.

Various merchandise for ROCK'N Vodka is available and sold directly to consumers on the company's websites and social media platforms.

Roadmap

Plans exist for reintroducing 1mL bottles to the portfolio, which may be specific to extremely large purchase orders or specific markets. This bottle size will be reintroduced when the demand for it is deemed to be worth the investment. There are no plans to create new or alternate liquor products. New merchandise is regularly introduced to the market after development is finished.

Infrastructure is in development by growing the current sales force in all current markets. There are plans to hire full-time, part-time or shared sales representatives in the markets that don't currently have one. Brand ambassadors, which are part-time, commissioned-based, 1099 representatives are regularly orientated, trained, and hired in all active markets. More accounts carrying ROCK'N Vodka lead to greater brand awareness and sales revenue for the brand. A sales team providing support to accounts will lead to more sales and more positive brand recognition.

Andy Roiniotis, Vice President of ROCK'N Vodka, has accepted an offer to become an executive officer in a third-party entity that is interested in acquiring Bella Rio Consulting, Inc. This entity, which has a current OTC listing, plans to acquire ROCK'N Vodka and become the parent company, or holding company, for ROCK'N Vodka.

Inquiries have been received from both consumers and retailers in states such as Pennsylvania, Ohio, and others. These states will be opened for retail distribution when a distributor is partnered with and when product placements are estimated to be profitable. Large marketing plans through social media advertisements and sales developments through a sales force are planned for every current and future market.

The company has renovated a small warehouse, which it uses for current point of sale inventory, and plans to use for additional inventory in the future. Further plans exist to create or rent an additional warehouse to store more inventory, create a studio for film and photography productions, and act as an office space for collaborative use.

The Team
Officers and Directors

Name: Andrew Roiniotis

Andrew Roiniotis's current primary role is with the Issuer. Andrew also owns Bella Rio Marketing Agency and services 10 hours per week in this role. Positions and offices currently held with the issuer:

- **Position:** Vice President, Director, Secretary, Treasurer **Dates of Service:** June, 2015 - Present

Responsibilities: Make day-to-day decisions for the company and interact with

partners on behalf of the company. Andy works 40+ hours per week. Andy currently receives a salary of $50,000 and oversees 4 employees of the company.

Other business experience in the past three years:

- Employer: Downtown Rockford Restaurant Title: Owner

Dates of Service: June, 2012 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:

- Employer: West Lane Restaurant Title: Owner

Dates of Service: October, 2013 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:

- Employer: Northtown Restaurant LLC Title: Owner

Dates of Service: September, 2017 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:

- Employer: TR Restaurant Group Inc Title: Director

Dates of Service: October, 2012 - April 2023
Responsibilities: Run day-to-day operations of the restaurant.

Name: Isabelle Roiniotis

Isabelle Roiniotis's current primary role is with Holy Family Catholic Church. Isabelle Roiniotis currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Director **Dates of Service:** June, 2015 - Present

Responsibilities: Assist in any responsibilities needed. Isabelle does not currently receive a salary or any wages. Isabelle plans on

working 30+ hours per week once the position becomes full-time, with an annual salary of $75,000.

Isabelle currently works 10 hours per week for the role.

Other business experience in the past three years:

- Employer: Holy Family Catholic Church Title: Assistant Director of Evangelization Dates of Service: January, 2022 - Present

Responsibilities: Integrate the private school families with the church by planning events throughout the year. Isabelle currently works up to 25 hours per week for this role.

Name: Dionisios Trakas

Dionisios Trakas does not currently have a primary role. Dionisios Trakas currently services 0 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director

Dates of Service: December, 2019 - Present

Responsibilities: None. Dionisios currently receives an annual salary of $24,000 as a director.

Other business experience in the past three years:

- Employer: Downtown Rockford Restaurant LLC

Title: Owner

Dates of Service: June, 2012 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:

- Employer: West Lane Restaurant Title: Owner

Dates of Service: October, 2013 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:

- Employer: Northtown Restaurant Title: Owner

Dates of Service: September, 2017 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:

- Employer: TR Restaurant Group Inc Title: Owner

Dates of Service: July, 2005 - April 2023

Responsibilities: Run day-to-day business operations. Denny works 40+ hours per week for this role.

Name: Jandell Kurt Manguerra

Jandell Kurt Manguerra's current primary role is with the Issuer. Jandell Kurt also services 10 hours per week with Bella Rio Marketing Agency. Positions and offices currently held with the issuer:

- **Position:** Executive Administrator **Dates of Service:** July, 2021 - Present

Responsibilities: Handles and assists in all aspects of the company. Assists in managing 3 employees of the company. Currently receives an annual salary of $60,000.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Series B shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid

investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C/A. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you're buying is limited

Any Preferred Series B purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it may not succeed

The Company is offering Preferred Series B in the amount of up to $2,953,235.88 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below our expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Preferred Series B shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease or reduce operations and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that DealMaker instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new or current products will fail to gain market acceptance for any number of reasons. If the new or current products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers relative to established companies in the same industry, and gross revenue earned only in the low hundred thousands or less in any completed fiscal year since its conception. If you are investing in this company, it's because you think that ROCK'N Vodka is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, the Company has turned a profit on its individual products, but there is no assurance that the Company will ever be able to turn a net profit at the end of any future fiscal year.

We Have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties may fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a business that uses the internet, we may be vulnerable to hackers who may access the data of our investors and the issuer companies and individuals that utilize our platforms. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the technologies the Company uses could harm our reputation and materially negatively impact our financial condition and business.

Highly Regulated Industry

The alcoholic beverage industry is subject to extensive regulation at the federal, state, and local levels. Changes to laws or enforcement practices—such as advertising, distribution, labeling, or direct-to-consumer sales—could negatively impact our operations or growth plans. Compliance failures could result in fines, suspension of licenses, or business disruption.

Dependence on Third-Party Distillers and Distributors

ROCK'N Vodka is produced and distributed through third-party partners. Any disruptions in those relationships, production delays, or changes in terms could impact product availability, sales, and brand reputation. We may have limited control over quality, production scheduling, or inventory management.

Competition in the Alcoholic Beverage Sector

The liquor, wine, and spirits industry is extremely competitive, with many well-established global brands and numerous new entrants. Our ability to grow and capture market share is dependent on effective brand marketing, shelf placement, pricing, and consumer loyalty. Competitors may have more resources and established relationships with distributors and retailers.

Fluctuating Consumer Trends

Consumer preferences in alcoholic beverages are constantly evolving. A shift away from vodka or sugarcane-based spirits in favor of alternatives like tequila, RTDs (ready-to-drink), or non-alcoholic beverages could impact our growth. Failure to adapt to market trends may result in reduced demand.

Marketing and Brand Risk

The success of ROCK'N Vodka is highly dependent on branding, influencer partnerships, and public perception. Any negative publicity associated with the brand, company, or individuals affiliated with ROCK'N Vodka (including past or future spokespersons) could harm our reputation and reduce sales.

Supply Chain Vulnerabilities

The production of vodka, including sugarcane sourcing, packaging (glass bottles, labels, corks), and logistics, is subject to global supply chain pressures. Disruptions due to natural disasters, transportation issues, material shortages, or cost increases could negatively affect our margins or ability to fulfill orders.

Dependence on Key Personnel

Our company's future success is heavily reliant on the vision, leadership, and relationships of our executive team. The loss of any key personnel—especially individuals involved in distribution partnerships or brand development—could disrupt operations and strategic growth.

Alcohol Industry Litigation Risk

Companies in the alcohol industry may be subject to lawsuits related to marketing, product claims, or health and safety. Even unfounded claims could be costly and harm our brand. Additionally, liability from improper consumption of our products, although typically limited under state dram shop laws, may pose a reputational risk.

Economic Downturns and Inflation

During economic downturns or periods of inflation, consumers may cut discretionary spending, including premium alcoholic beverages. Increases in the cost of goods (ingredients, packaging, freight) may also compress margins if prices cannot be passed on to the consumer.

Restrictions on Alcohol Advertising

There are strict rules surrounding the advertising of alcoholic products on social media, television, and digital platforms. These restrictions may limit our ability to reach consumers or increase our customer acquisition costs compared to non-regulated products.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. **The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.**

Governing Law

Bella Rio Consulting, Inc. dba ROCK'N Vodka operates in a complex industry, which is subject to various governing bodies, including state, federal, and international laws.

Bella Rio Consulting, Inc. must operate within these governing bodies' rules and regulations. Any changes to the rules and regulations may affect the operations of the business

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Roiniotis	8,000,000	Common Stock	66.7%
Isabelle Roiniotis	3,000,000	Common Stock	25.0%

The Company's Securities

The Company has authorized Common Stock, Preferred Series A, and Preferred Series B. As part of the Regulation Crowdfunding raise, the Company will be offering up to 541,169 of Preferred Series B Shares.

Common Stock

The amount of security authorized is 12,000,000 with a total of 12,000,000 outstanding.

Voting Rights

Voting rights: Common Bella Rio shareholders will have full and exclusive voting rights under the Illinois Business Corporations Act of 1983, as amended from time to time, the Bella Rio By-Laws, as amended from time to time, and Illinois law. The Common shares will have no par value.

Material Rights

The transfer and sale of all Common shares remain subject to, restricted by and limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

Preferred Series A

The amount of security authorized is 6,000,000 with a total of 6,000,000 outstanding.

Voting Rights

There are no voting rights associated with Preferred Series A.

Material Rights

Preferred Series A Bella Rio shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. The Preferred Series A shares will have no par value.

The transfer and sale of all Preferred Series A shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

Preferred Series A shares cannot be sold, transferred, gifted or assigned for a period of twelve months from the date of issuance unless otherwise authorized by unanimous vote of the Bella Rio Board of Directors. The foregoing language is not intended to alter or change the heirship or beneficiary terms of the Karen R. Nielsen Trust dated February 14, 2012.

All heirs, successors and assigns of Preferred Series A shareholders are subject to the terms and conditions set forth above.

Preferred Series B

The amount of security authorized is 2,000,000 with a total of 1,458,831 outstanding.

Voting Rights

There are no voting rights associated with Preferred Series B Shares.

Material Rights

Preferred Series B Bella Rio shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. The Preferred Series B shares will have no par value.

The transfer and sale of all Preferred Series B shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

What it means to be a minority holder

As a minority holder of Preferred Series B of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Name: Preferred Series B Shares

Type of security sold: Equity

Final amount sold: $1,048,768.34 Number of Securities Sold: 364,654 Use of proceeds: Brand growth.

Date: December 09, 2022

Offering exemption relied upon: Regulation CF

Name: Preferred Series B Type of security sold: Equity Final amount sold: $17,964.00

Number of Securities Sold: 8,982 Use of proceeds: Brand growth.

Date: December 09, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Series B

Type of security sold: Equity

Final amount sold: $14,676.00

Number of Securities Sold: 3,669

Use of proceeds: Brand growth.

Date: December 31, 2023

Offering exemption relied upon:

Section 4(a)(2)

Name: Preferred Series B

Type of security sold: Equity

Final amount sold: $991,971.72

Number of Securities Sold: 267,215

Use of proceeds: Brand growth.

Date: April 29, 2024

Offering exemption relied upon: Regulation CF

Name: Preferred Series B

Type of security sold: Equity

Final amount sold: $12,684.00

Number of Securities Sold: 3,171

Use of proceeds: Brand growth.

Date: April 30, 2024

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Series B

Type of security sold: Equity

Final amount sold: $497,797.74

Number of Securities Sold 120,241

Use of proceeds: Brand growth. Date: June 27, 2025

Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2025 compared to year ended December 31, 2024.

Revenue for fiscal year 2025 was $453,292. Revenue for fiscal year 2024 was $500,966.

The decrease in revenue in 2025 was the result of Company sales decreasing due to the economic downturn in the spirits industry. The decrease was able to be minimized due to the Company introducing several new revenue streams, including joint venture brands and events.

Cost of goods sold in 2025 was $205,308. The cost of goods sold in 2024 was $347,872. Both years' costs of goods sold are associated with distillery expenses. Quantities of liquid spirit, bottles, packaging, bottle neckers, and other inventory items purchased and stored increased, thus causing the per unit cost of an item to decrease. The cost of goods sold decreased in 2025 as inventory from 2024 carried over into the most recent fiscal year. A new production was introduced, manufactured, and sold, which contributed to the cost of goods sold in 2025.

Gross Profit was $247,984 in 2025. Gross profit was $153,094 in 2024. Profit increased due to a steady influx of sales from new and established markets, introduction of new products under the Company's portfolio, as well as the decreased cost of goods sold from rollover inventory from the prior year.

Operating expenses consisted mostly of wages for officers and employees, along with major expenses in advertising and promotions, insurance expenses, merchandise, payroll tax expenses, travel, and professional fees for legal and accounting. Operating expenses shrank as roles were consolidated to save on wages, and marketing on social media and other platforms were heavily decreased to stay in line with industry performance..

Historical results and cash flows:

Advertising, promotions, and professional fees were among the most cash-flow-intensive expenses in the previous two fiscal years outside of wages for officers and employees. Insurance and travel expenses have drastically increased in the most recent fiscal year. All of these expenses will remain major expenses for the company as they allow aggressive brand awareness, merchandise to be sent, promotions to happen across all markets, and the officers and employees to focus on developing the brand daily.

In 2025 and 2024, capital was gained through the sale of company equity. It will continue to be funded through the sales of various products and services, but will also be funded through capital gains by selling more equity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2025, the Company has $20,158 cash on hand in its accounts. There are cash receivables of $9,712.00 due to the Company. The Company's operations are based on its revenue, cash on hand, and receivables. There are existing lines of credit totaling $50,000, and the Company has multiple shareholder loans accessible should it need them. It does not operate in excess of the total capital resources available, so the Company would be able to operate for several years if there was no more income, and may be able to run perpetually should normal operations and income continue.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to growing our company operations. The additional funds from the crowdfunding campaign would be critical to increasing the budget for marketing, employees, merchandise, supplies, incentives, tastings, and more at a faster rate than previously anticipated and entering new markets ahead of schedule. The ability to purchase supplies and other items in greater bulk would reduce the costs of goods, which would lead to greater savings and profits.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign, in a maximum raise of $2,164,676, will lead to over 80% of the total available capital. There are more than $29,000 of capital currently available through cash on hand, as well as $50,000 in a line of credit, and more funds available from shareholder loans, so the funds from this campaign are not necessary to the viability of the company. The funds gained from the capital raise will continue to be an integral aspect of the growth of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company can continue to operate as normal for a few years, considering the available capital in excess of $50,000 through cash on hand, as well as the cash receivables, experienced growth rate, and average sales. The anticipated expenses would be the cost of goods sold, payroll for officers and employees, insurance, advertising and promotions, dues & subscriptions, supplies and office supplies, outside services, professional fees, payroll tax expenses, royalties, merchandise, interest expenses, meals, travel, and other potential expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum funding goal of $2,164,676 is achieved, the company will operate at increased levels of operations with the sales and growth rate estimated to substantially increase. The operations can last for several years as the company may become self-sustainable. The anticipated expenses would be the cost of goods sold, payroll for officers and employees, advertising and promotions, dues & subscriptions, supplies and office supplies, outside services, professional fees, payroll tax expenses, royalties, merchandise, interest expenses, meals, travel, and other potential expenses. Anticipated expenses would increase as business operations increase. These expenses increase so that growth may increase.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has access to $50,000 in lines of credit, as well as shareholder loans which may be providable by company leadership should it need it.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company leased business premises from the CEO's holding company as well as marketing support from its marketing agency. The terms of the lease call for monthly payments and the Company recognized $3,600 in expenses for rent and $12,000 in expenses for marketing in 2025.

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

ROCK'N Vodka is currently valued at $20,000,000.00 as an internationally sold vodka beverage that continues to develop its distinctive partnerships and marketing. The Company determined its pre-money valuation based on an analysis of multiple factors including but not limited to: sales, labor, workforce, partnerships, joint ventures, intellectual property, and other assets. These factors are summarized below and highlighted by the Company's management and technology, brand recognition, current tangible and intangible assets, and market trends.

1) Skilled Management & Technology Advantages

The founders of ROCK'N Vodka have decades of combined entrepreneurial experience in branding, marketing, and in the hospitality industry, including selling spirits. They have successfully opened, operated, and sold multiple businesses for a profit, and were known as "trendsetters" in the service industry as many new spirit brands often came to them for key product placements. This gave ROCK'N Vodka's founders the knowledge and understanding of the marketing needed to support a spirit brand. Rick Nielsen, co-owner, is a Rock & Roll Hall of Fame celebrity with access to several networking opportunities and millions of fans across the world.

Andy grew up working every role in the hospitality industry through his family restaurants in Waukegan, Illinois. Andy credits his father, Gus, for his strong work ethic as he was taught every responsibility in the business, and now he instills those same lessons into ROCK'N Vodka. He credits his mother, Youla, for his thinking out-of-the-box mentality and not being afraid to take chances. This led Andy to Hollywood, where he created Four Play, a reality show. Swimming with the sharks in Hollywood, Andy learned and credits his business strategies and negotiation skills that are still used today. In 2005, he moved to Rockford, Illinois to start a new restaurant with his partner Denny Trakas. Not settling for the success of one business, Andy and his partners turned one location into a group by launching three more restaurants and other businesses. In 2015, Andy and his wife Isabelle started Bella Rio Consulting, which oversaw branding/consulting and community relations for their enterprises. In over thirteen years, they grew the companies to over 200 employees throughout seven businesses. Andy and his partners wanted to ensure that they always gave back to the community. They have since raised upwards of $500,000 for various charities in the last decade and have invested over $5,000,000 in Illinois by identifying opportunities and activating a blended network to drive success thus resulting in a stronger local economy. Andy became a community leader and sought to share his knowledge with others everywhere, including local municipalities and nonprofit organizations. In 2019, a dream was turned into a reality as Bella Rio became the parent company of ROCK'N Vodka, the now multi-award-winning, sugarcane spirit. Andy's hard work and philanthropy allowed him the opportunity to invest in one of the most iconic brands in the world, Hard Rock Casino. There, Andy kept crossing paths with Rick Nielsen of Cheap Trick and later introduced him to ROCK'N Vodka, where Rick became a partner. "If you're the smartest person in the room, then you're in the wrong room." Andy believes that a person should constantly be educating themselves on the newest information and technologies.

Rick Nielsen's status was achieved through the over 5,000 concerts performed and 20 million albums sold worldwide with Cheap Trick. These networks and fans have proven to be an incredible source of support for the brand. Rick Nielsen's celebrity friend, Grammy award-winning Sammy Hagar, helped launch the brand in California and through e-commerce around the United States by providing a connection to a distributor and e-commerce company. Rick's fans have supported ROCK'N Vodka by sharing the brand through social media and purchasing the product when learning about the connection. Rick is able to reach fans internationally to promote ROCK'N Vodka through his verified social media pages, on radio shows, and media interviews. Other celebrities, both friends and fans of Rick, have helped promote the brand because of his connection to it; examples include Rachael Ray and John Cusimano featuring the product three times on the multi-Emmy-award-winning Rachael Ray Show, Eddie Trunk showcasing ROCK'N Vodka across his social platforms, and celebrity chef Michael Symon showcasing the product on his verified social media. Hard Rock Casinos have purchased the product in large quantities, totaling to thousands of bottles purchased, and have promoted the vodka with menu features and various special events, including Rick Nielsen signings and more. Pallets of ROCK'N Vodka have also been sold to individual retail stores to have Rick Nielsen participate in a ROCK'N bottle signing event at the store. During these bottle signings, hundreds of bottles were sold with hundreds of fans having attended, causing the team to cut off the line due to time restraints.

The connections made from Rick Nielsen's status and network has resulted in the brand gaining significant awareness and partnerships, and his history with Cheap Trick captivates audiences to naturally gravitate towards ROCK'N Vodka. One connection often leads to various promotions and relationships for the brand. Rick introducing ROCK'N Vodka to Michael Politz resulted in the brand being featured on the cover of Food & Beverage Magazine with a dominating article, which has over 14,000,000 monthly readers; this cover feature then led to the brand being promoted on Food & Beverage Magazine's Buyer's Guide. The owner of Food & Beverage Magazine is Michael Politz, a leading expert in the Food and Beverage industry, and he became a partner of ROCK'N Vodka after the brand was put on the magazine's cover. Michael Politz has helped ROCK'N secure authorization in every Spec's warehouse, the number one liquor chain in Texas, and has made connections to stores for further product placement.

Daxx and Miles Nielsen regularly introduce the company to new customers that support the brand, professional seniors that can help expand distribution and sales, and other influencers willing to endorse the brand.

The founders, Rick Nielsen, hired services, and employees have input countless hours into developing the brand. This development has led to ROCK'N Vodka's distribution, sales, and fan base growth. The experience and education of team members allow for any type of marketing, legal work, content creation, sales, consumer and partner relationship development, and more to be accomplished in-house. This accelerates the progress of tasks and projects to completion and saves on dollars spent on outside services. The company has also spent capital and time on education to improve the team's ability to maximize marketing on social media. This education has resulted in improved reach, impressions, CPMs, CTRs, ROAS, and other statistical measurements for the company in marketing with lower costs. A database of various audiences have been captured and saved by the company, allowing these audiences to be targeted and placed in the brand's marketing funnel, and allowing these audiences to be cloned with lookalike audiences to find the best, new potential consumer of ROCK'N Vodka's products, merchandise, and content. The company also has access to Rick Nielsen's verified social media accounts to post and promote the brand organically and to track and utilize the data traffic of these accounts in creating custom and lookalike audiences in marketing.

Bella Rio Consulting, originating as a business consulting firm, has several years of experience of working with third-party individuals and entities. This has allowed Bella Rio, doing business as ROCK'N Vodka, to work with clients for consultation, data management, and advertising/promotions. Bella Rio's current clients include bands, comedians, a construction company, other spirit brands, and more. The company has created and implemented data tracking systems through pixels, created new content, created and managed ads for brand awareness, increasing followers, driving traffic, and selling e-commerce. As the creator, manager, and host of the pixels, Bella Rio has full access to the data being tracked, and has the ability to use the data for its own ad management for brand awareness, increasing followers, driving traffic, and selling e-commerce. The company is also actively continuing its own research and development with the data gathered from ad analytics and audiences captured. The research and development of the ads has resulted in several insights being learned of how to better improve the efficiency and cost-effectiveness of advertisements and promotions; these insights are regularly

implemented into new campaigns for both ROCK'N Vodka and clients. Working with these clients has given Bella Rio the history and references to bring in new clients as well.

The development of the company's official website, Wikipedia, social media platforms, and the brand itself have improved the search engine optimization for the brand. This makes ROCK'N Vodka more easily discoverable when not directly searching for the brand, thus generating more impressions for the brand when a consumer searches for vodkas in general or even when searching for competitors; the SEO development helps convert a competitor's consumers to a ROCK'N Vodka consumer. The company's social following has grown by tens of thousands of followers, which has allowed the company to monetize its social media content; this means that revenue can be earned from posting organic content on platforms such as Facebook and Instagram. This large following on social media helps validate the integrity and popularity of the brand, but also provides the company with a database of consumers interested in its content and product. This database can be used in marketing to show advertisements only to consumers already interested in purchasing a specific product, and to find the best, new potential customer for a specific product, thus maximizing the marketing dollars spent and generating a higher return on investment. With data management and artificial intelligence learning, the more information gathered, sales produced, and conversions attributed, the greater the chance the algorithm will have to identify better prospective customers to generate more revenue for the company. This software, the Meta pixel, Twitter Pixel, Google Analytics, and other software requires a great extent of labor and comprehension to facilitate and optimize, which the organization's team is able to achieve on its own. The audiences built from the pixels grant the ability to retarget visitors of the company's websites and individuals that interact with its social media accounts, retarget individuals that have already purchased product or merchandise to prompt them to become repeat customers and create lookalike audiences to target new potential customers that have similar characteristics as existing customers. The system the company has built using Pixel data and audiences, and Google Tag and Analytics, has resulted in the company being able to capture and continuously retarget individuals in its marketing funnel.

The company has sales of tens of thousands of bottles and product placements in over 1650 locations in the United States and Canada, including major retail locations such as Walmart, Costco, Total Wine, and much more. The company has also built a user-friendly system that retailers, bars, and venues can order ROCK'N Vodka directly from the company's website. The orders are automatically sent to distributor partners, and all of the data is tracked and saved for use in digital marketing on social media. The sales have generated hundreds of thousands of dollars in revenue for the Company. The placement of ROCK'N Vodka in over 1650 locations and in major retailers gets the product to consumers and adds to the verifiability and recognizability of the Company.

The Company's relationship with Hard Rock has led to product placement in multiple Hard Rock Casinos across the United States, thousands of bottles in sales, and collaborations resulting in the association of ROCK'N Vodka with the well-established brand. Being featured by the Hard Rock Casinos in Illinois, Iowa, and Oklahoma regularly produces thousands of impressions for ROCK'N Vodka and creates a repeating customer that purchases larger quantities of product at a time. ROCK'N Vodka has also partnered with Rock & Brews, a national restaurant chain, which now features "The California Man" cocktail at all locations, one of the chain's top selling beverages. The company is constantly searching for more partnerships to develop, such as a nationwide partnership progressing with Rock n' Roll Sushi, a vast chain of restaurants with locations spanning the continental United States.

Distribution to various markets is achieved by the partnerships held with Breakthru Beverage in Illinois (the largest distributor in the state), Green Light in Florida (new distributor with the backing of a major investment group and an experienced team), Ben E. Keith Beverages in Texas (the largest Anheuser-Busch distributor in the state), Amroth in California (a technology-focused distributor that handles other Rock n' Roll celebrity spirits such as KISS Cold Gin, Slipknot Whiskey, and Def Leppard Spirits), Savannah Distributing in Georgia (the state's most prominent distributor), Capitol-Husting in Wisconsin (one of the top distributors in the state with affiliated distribution to cover the whole state), LDF Companies in Tulsa, Oklahoma and Capital in Oklahoma City (sister companies that distribute to all areas in their respective markets), Atlantis Bevco in Nevada and Arizona, Brescome Barton in Connecticut (the state's leading distributor), Great Lakes Wine and Spirits in Michigan (the largest distributor in the state), and MJ Liquor in British Columbia and Alberta, Canada. These partnerships allow for the distribution of products in the respective markets, and is necessary for product placements in retail locations. In Iowa, a distributor partner is not needed to sell alcoholic beverages and thus the company is able to sell ROCK'N Vodka through the government in the state. ROCK'N Vodka's partnership with CraftShack allows the product to be sold online and shipped to most states in America. A new partnership with Bevstack has just developed to increase both a retail and e-commerce presence. This makes ROCK'N Vodka more accessible to consumers around the nation, even in states where the product is not directly distributed in retail locations. The online sale of the product is hosted on ROCK'N Vodka's website, thus allowing the company to gather further intellectual property with the use of pixel tracking. Nationwide shipping is increasing the sales of ROCK'N Vodkat as it is available and convenient to more consumers. Sales and revenue were increasing from year to year: $113,502 in 2020, $179,928 in 2021, and $333,207.91 in 2022. Expanding distribution, partnerships, positive brand recognition, and progressive marketing are contributing to the growth of revenue.

2) Brand Recognition Growth

The Company has participated in numerous marketing campaigns. One campaign featured ROCK'N Vodka on every Arachnid

Dartboard in the United States. The Company branded the #99 car in the NASCAR XFINITY Race at Daytona, and the same decorated #99 car became available for play in NASCAR Heat 5 on PlayStation, Xbox, and PC. ROCK'N Vodka was also featured in Bellator MMA with Light-Heavyweight champion contender Corey Anderson. These campaigns generate impressions with different audience demographics. Through these campaigns, dartboard players, NASCAR fans, Bellator MMA fans, players of PlayStation, Xbox, and PC games, and more around the world have been reached. Other celebrities such as Kellindo, Eddie Trunk, and Michael Symon have advocated for the brand on their personal, verified social media pages. This has resulted in ROCK'N Vodka gaining international exposure to millions of people across the world.

ROCK'N Vodka has engaged in various occasions for publicity. The brand was showcased at The Sema Show, the nation's largest automotive show, with original ROCK'N designs on the brand's tin tackers from popular artists across the United States, has participated in trade shows such with the ILBA, TPSA, Mexcor, and Rocky Mountain Wine and Food Festival to obtain product placement in numerous retailers in varying states and provinces, and became the exclusive vodka at festivals such as the Field of Dreamz Country Classic Musical Festival to grow the brand awareness with end-consumers. The company will continue to partake in similar events in markets where the brand has retail distribution as it encourages stores, bars, restaurants, and venues to order ROCK'N Vodka and stimulate shoppers to purchase the product from them.

3) IP Ownership & Other Assets

ROCK'N Vodka has various intellectual properties and assets, including a trademark of the brand, the development of a unique sugar cane vodka recipe, a discernible product appearance, related digital and physical assets, point of sale items, data cache tracking and application, and various licenses, insurances, and registrations. The ownership of these intellectual properties, such as the trademark for the brand in both the United States of America and Canada, protects the Company's use of its assets and protects against infringement and reputation damage from another company. The data management propels cost-effective advertising and growth in sales. The licenses, insurances, and registrations allow for the distribution and protection of the Company and its products in various markets.

In January 2025, ROCK'N Vodka entered into a joint venture with Kennay Farms Distilling out of Rochelle, Illinois. ROCK'N Vodka helps sell the Kennay Farms Distilling brands, develops and maintains new revenue streams for the distillery, and produces additional brands from the manufacturing facility, including Bella Rio Bourbon, a new, upcoming bourbon brand owned by Bella Rio Consulting, Inc. ROCK'N Vodka and Kennay Farms Distilling split profits from all related revenue streams. Other spirits produced at Kennay Farms Distilling include bourbon, whiskey, gin, agave, and vodka. The joint venture regularly sells "barrel picks," where a retail account purchases an entire barrel of bourbon, to be bottled, for their store. A newly developed revenue stream includes the "Barrel of Time" program, which allows end-consumers to purchase a new or existing barrel of bourbon, which they can then allow to age for as long as they would like and bottle when desired.

The blind taste tests conducted to formulate the recipe of ROCK'N Vodka have shown that a 100% non-GMO sugarcane vodka is preferable to vodkas of other origins. These results are still observable when the product is sampled to new consumers during product demos, known as tastings, at various retailers in different markets. Artist Shannon MacDonald, who has been dubbed "The World's Greatest Beatles Artist" by the Lord Mayor of Liverpool and the city of Liverpool, created the brand's iconic image of Rick Nielsen holding a bottle of ROCK'N Vodka. Shannon MacDonald, who was a connection from Rick Nielsen of Cheap Trick, now regularly creates artwork for the brand and helps promote the product. Most recently the artwork for the brand's collaboration with Zing Zang, the nation's leading Bloody Mary mix, in which ROCK'N and Zing Zang partnered on e-commerce bundles to make ROCK'N the choice of vodka for the mix. Shannon has also created an official color for ROCK'N Vodka, known as "ROCK'N VODKA RED," and is registering the paint with PPG Envirobase, the largest coatings company in the world by revenue. It's a special paint with a red and gold pearl shimmer that has shifting hues which change colors as you walk around it, and is environmentally friendly.

The title of "multi-award-winning" was acquired by receiving the double gold award in the New York International Spirits Competition, double gold for packaging and presentation in the PR%F Awards, double gold for taste in the PR%F awards, silver in the Bartender Spirits Awards, silver in the USA Spirits Ratings, and silver in the San Francisco World Spirits Competition. Of the 1,400+ applicants in the New York International Spirits Competition, ROCK'N Vodka was one of three vodkas to win the double gold award. The judges from the PR%F Awards include the liquor buyers from massive corporations and popular chains, such as Southern Glazers Wine & Spirits, Walmart, Carnival Cruise Lines, Delta Airlines, and more; which means the decision makers for these large companies are familiar with and enjoy ROCK'N Vodka. The ROCK'N team was present at the most recent PR%F Awards event, allowing the brand to make connections with major liquor buyers and establish further sales. Awards from renowned competitions are regarded as proof of quality and good taste, and the association of the awards with ROCK'N Vodka helps promote positive brand recognition and sales of the product.

The partnership with Rush Creek Distilling enables the production and distribution of the product by filtering, bottling, packaging, storing, loading, and shipping the ROCK'N Vodka spirit. Rush Creek has expanded its warehouse by 12,000 square feet and has implemented a new, automated, and modernized bottling system, with a separate bottler for 50mL versions of the product. Without needing to hire more employees or create more shifts, the total production capacity output for ROCK'N Vodka is 72,000 bottles per month. The company has also increased its purchasing of inventory in larger bulk quantities, which has allowed it to fight inflation by reducing production costs and thus reducing its sale price.

The administration team has gained an additional associate and is capable of remotely managing the organization, designing marketing material and merchandise, producing digital video and audio content, effectively marketing content in any territory, meeting with new and existing partners and clients, and selling product and merchandise. ROCK'N Vodka has multiple insurances to cover the company: EPLI, liquor, non-owned auto, directors and officers, intellectual property, and workman's compensation. Every time ROCK'N Vodka opens new markets, the company has to license and insure the product in the state. Premiums may also grow as more markets are opened.

The brand has several physical branded point of sale items throughout each market, including posters, tin tackers, life-size cutouts, wall wraps, window and door clings, bar mats, beverage napkins, bottle openers, shirts, hats, cups, and more. All of these items showcase the brand to both end-consumers and the liquor buyers at retail stores and bars to raise awareness. This marketing complements the digital marketing the brand is executing on Facebook, Instagram, Twitter, YouTube, Google, and other sites. Using Pixel and other collected data, all marketing is targeting the best potential customer of ROCK'N Vodka.

Several news outlets have mentioned and created articles about ROCK'N Vodka, even prominent establishments such as Forbes and Yahoo Finance. These articles serve as evidence that individuals and organizations are attentive to ROCK'N Vodka and are intrigued with learning more about and discussing the brand. This press further improves the SEO development and brand awareness of the Company. Unbiased articles also improve positive brand recognition. Physical billboards, window wraps, door clings, and other points of sale items have been placed throughout the current markets to advertise the brand and the product. These advertisements continue to gain impressions daily and help with the sale of products in retailers, bars, and restaurants. Through product demos, distributor work withs, and international trade shows, the brand has gained numerous product placements and improved consumer sales. These events are held year-round to continue growth development for the Company.

The Market

The global vodka industry is currently estimated at $468B as of 2021 and is projected to grow at a rate of 30.13% and is predicted to reach $609B in revenue by 2025. (1). A key industry trend is that vodka imports into the U.S. have been declining for the past several years which opens the market to domestic companies, especially those with established brand recognition such as ROCK'N Vodka. (2)

Additionally, a majority of the major competitor's vodkas are made from cereal grains such as corn and wheat, or starches such as potatoes, rather than from 100% non-GMO sugar cane. (3). This is a major differentiator from our competitors. On average, 100% sugarcane vodka tends to taste better and is poised to be a new market segment in the upcoming future. (4).

Conclusion

The company's valuation is based on the opinion of management, in consideration of the aforementioned analysis of ROCK'N Vodka's management and technology, brand recognition, current tangible and intangible assets, and market trends.

The Company has set its valuation internally, without the use of a formal third-party evaluation.

Valuation Fully Diluted Disclaimer: The Pre-money valuation has been calculated on a fully diluted basis. The Company has no options, warrants or convertible securities with a right to acquire shares outstanding. In making this calculation, we have assumed all preferred stock is converted to common stock.

Sources

(1)*https://www.statista.com/forecasts/1139092/global-spirits-market-value*

(2)*https://www.statista.com/statistics/466432/us-import-volume-of-vodka/*

(3)*https://www.statista.com/topics/3741/vodka-industry/#topicHeader wrapper*

(4)*https://khor.com/faq/what-is-vodka-made-from*

Use of Proceeds

If we raise the Target Offering Amount of $10,002.24, we plan to use these proceeds as follows:

Platform Fees of 8.5%

Premium Deferred Fee of 76.5%

Premium Deferred Fees refer to the expenses associated with raising capital through a Reg CF Offering, such as platform fees and account expenses.

Marketing expenses of 15%

If the minimum funding goal is met, 15% of the funds will be used in marketing the company's crowdfunding campaign to increase capital acquisition.

If we raise the over allotment amount of $2,164,676, we plan to use these proceeds as follows:

Platform Fees of 8.5%

Marketing expenses of 15.0%

Fifteen percent of the capital acquired will be used for marketing the brand. The purpose of marketing will be to increase brand recognition, improve sales, and for capital acquisition. Any advertisements and promotions on social media and other media, production and placement of physical displays, incentives for staff and partners, participation in events, and other support will be considered marketing.

Company Employment of 15.0%

Fifteen percent of the proceeds will be used to hire more employees and issue employee salaries.

Inventory of 6.0%

Six percent of the funds will be used to purchase larger quantities of goods. This will lower the cost of goods sold per unit and allow the company to hold more inventory at any given time period for its various products.

Working Capital of 30.0%

Thirty percent of the funds will be held for working capital, which refers to expenses needed to operate the business, such as point of sale material and advertisements for marketing, airfare and accommodations needed when traveling for sales, and other activities and items needed to promote the brand.

Operational expenses of 25.5%

25.5% of the funds will be used to expand and maintain company operations. This may include expenses from offices, vehicles, third party services, and other company assets and activities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The company has not previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.rocknvodkas.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

1. it is required to file reports under Section 13(a) or Section l5(d) of the Exchange Act;

2. it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

3. it has filed at least four (4) annual reports pursuant to Regulation Crowdfunding;

4. it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. it liquidates or dissolves its business in accordance with state law.

Updates

Updates regarding the Issuer's progress towards meeting the Target Offering Amount will be filed with the SEC on Form C-U.

Investing Process

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT B TO FORM C/A

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bella Rio

Consulting, Inc.

[See attached]

BELLA RIO CONSULTING, INC. DBA ROCK'N VODKA

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Bella Rio Consulting, Inc. DBA. ROCK'N Vodka
Belvidere, Illinois

Opinion

We have audited the financial statements of Bella Rio Consulting, Inc. DBA. ROCK'N Vodka (the "Company,"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity, and cash flows (collectively, the "financial statements" for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12, certain conditions indicate that the Company may not be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.



Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an Auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 27, 2026
Calabasas, California

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	20,158	$	24,264
Accounts receivable		9,712		27,158
Inventory		94,469		157,600
Total current assets		124,339		209,022
Property and equipment, net		759		2,738
Total assets	$	125,098	$	211,760
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable		16,959		18,360
Credit card		41,729		39,740
Total current liabilities		58,688		58,100
Total liabilities	$	58,688	$	58,100
STOCKHOLDERS' EQUITY				
Common Stock		-		-
Preferred Stock Series A		-		-
Preferred Stock Series B		-		-
Additional Paid In Capital		2,330,224		2,043,163
Accumulated Deficit		(2,263,814)		(1,889,503)
Total stockholders' equity		66,410		153,660
Total liabilities and stockholder' equity	$	125,098	$	211,760

See accompanying notes to financial statements.

For Years Ended December 31,		2025		2024
(USD $ in Dollars)				
Net revenue	$	453,292	$	500,966
Cost of goods sold		205,308		347,872
Gross profit		247,984		153,094
Operating expenses				
General and administrative		551,372		742,473
Sales and marketing		65,286		105,857
Total operating expenses		616,658		848,330
Operating loss		(368,674)		(695,236)
Interest expense		(6,551)		-
Other loss		914		3,398
Loss before provision for income taxes		(374,311)		(691,838)
Benefit/(Provision) for income taxes		-		-
Net loss	$	(374,311)	$	(691,838)

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

As of December 31, 2025

(USD $ in Dollars, except per share data)	Common Stock		Preferred Stock Series A		Preferred Stock Series B		Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2023	12,000,000	$ -	6,000,000	$ -	1,103,622	$ -	$ 1,342,360	$ (1,197,665)	$ 144,695
Issuance of Preferred Stock, net of offering costs	-	-	-	-	203,974	-	700,803	-	700,803
Net loss	-	-	-	-	-	-	-	(691,838)	(691,838)
Balance—December 31, 2024	12,000,000	$ -	6,000,000	$ -	1,307,596	$ -	$ 2,043,163	$ (1,889,503)	$ 153,660
Issuance of Preferred Stock, net of offering costs	-	-	-	-	192,454	-	287,061	-	287,061
Net loss	-	-	-	-	-	-	-	(374,311)	(374,311)
Balance—December 31, 2025	12,000,000	$ -	6,000,000	$ -	1,500,050	$ -	$ 2,330,224	$ (2,263,814)	$ 66,410

See accompanying notes to financial statements.

As of December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(374,311)	$	(691,838)
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation and amortization		1,979		843
Changes in operating assets and liabilities:				
Account receivable		17,446		(27,158)
Inventory		63,131		(157,600)
Credit card		1,989		10,389
Accounts payable		(1,401)		18,360
Net cash used in operating activities		(291,167)		(847,004)
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contributions		287,061		700,803
Net cash provided by financing activities		287,061		700,803
Change in cash		(4,106)		(146,201)
Cash—beginning of year		24,264		170,465
Cash—end of year	$	20,158	$	24,264
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes		-		-

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2025 AND 2024

1. NATURE OF OPERATIONS

Bella Rio Consulting Inc. DBA. ROCK'N Vodka was incorporated on June 29, 2015 in the state of Illinois. The financial statements of Bella Rio Consulting Inc. DBA. ROCK'N Vodka (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Belvidere, Illinois.

ROCK'N Vodka is an award-winning, 100% sugarcane vodka with Rock & Roll Hall of Fame legend Rick Nielsen of Cheap Trick as a co-owner. They are partnered with some of the most iconic brands in the world, including Hard Rock, NASCAR, Arachnid, and more. Their products are gluten-free, non-GMO, organic, and made with no sugar added after the distilling process. They are distributed in multiple state-wide territories and provinces including Washington, California, Illinois, Texas, Georgia, Florida, British Columbia, and Alberta. ROCK'N Vodka is sold to restaurants, bars, and retail stores in every distribution area, and is available to be shipped through e-commerce by ReserveBar and Great American Craft Spirits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks and highly liquid deposits at bank. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of both December 31, 2025 and 2024, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers primarily located throughout the United States of America.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable is recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2025 and 2024, the Company determined that no allowance for expected credit loss was necessary.

Inventory

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, finished goods, and merchandise are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. The Company recognizes revenue in accordance with ASC 606 by applying the following five-step model:

1. Identify the contract with a customer

2. Identify the performance obligations in the contract

3. Determine the transaction price

4. Allocate the transaction price to performance obligations in the contract

5. Recognize revenue when or as the performance obligations are satisfied

Revenue is recognized when control of the promised goods is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to. Transfer of control typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of its vodka products and merchandise.

Cost of sales

Costs of goods sold include the cost of goods sold, ingredients, packaging, and supplies.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024 amounted to $65,286 and $105,857, respectively, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 27, 2026, which is the date the financial statements were available to be issued.

Recently Issued and Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

In August 2020, the FASB issued ASU 2020 – 06, debt, debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.) ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than the fiscal year beginning after December 15, 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

The inventory consists of the following items:

As of Year Ended December 31,	2025	2024
Finished goods	$ 37,797	$ 122,638
Packaging	48,063	34,962
Merchandise	2,311	-
Others	6,298	-
Total inventory	$ 94,469	$ 157,600

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivable consists primarily of trade receivables, accounts payable comprise trade payables while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

5. PROPERTY AND EQUIPMENT

As of December 31, 2025 and 2024, property and equipment, net consists of:

As of Year Ended December 31,	2025	2024
Equipment	$ 5,199	$ 5,199
Property and Equipment, at Cost	**5,199**	**5,199**
Accumulated depreciation	(4,440)	(2,461)
Property and Equipment, Net	$ 759	$ 2,738

Depreciation expense for property and equipment for years ended December 31, 2025 and 2024 amounted to $506 and $843, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares designated as common stock with no par value and with full and exclusive voting rights. As of both December 31, 2025 and 2024, 12,000,000 common shares have been issued and outstanding.

Preferred Stock Series A

The Company is authorized to issue 6,000,000 shares designated as preferred series A with no par value and no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal,

and no special liquidation rights in any manner. As of both December 31, 2025 and 2024, 6,000,000 preferred shares series A have been issued and outstanding, respectively.

Preferred Stock Series B

The Company is authorized to issue 2,000,000 shares designated as preferred series B with no par value and no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. For the years ended December 31, 2025 and 2024, 192,454 and 203,974 preferred shares series B has been issued, respectively. As of December 31, 2025 and 2024, 1,500,050 and 1,307,506 preferred shares series B have been issued and outstanding, respectively.

7.   RELATED PARTY TRANSACTIONS

The Company leased business premises from the Vice President of the Company. The terms of the lease call for monthly payments and the Company recognized $3,600 in expenses for the years ended December 31, 2025 and 2024.

The Company also received marketing services from a related party. The terms of the marketing services call for quarterly payments and the Company recognized $12,000 and nil in expenses for the years ended December 31, 2025 and 2024, respectively.

8.   COLLABORATIVE ARRANGEMENT

On January 8, 2025, the Company entered into a collaborative arrangement with Kennay Farms Distilling ("Kennay") to jointly pursue strategic acquisition and related business opportunities. The Arrangement also enables each party to leverage the other's resources effectively and to utilize their respective networks and infrastructure for the mutual benefit of both parties. The Arrangement does not establish a separate legal entity, and each party remains operationally and legally independent. The Arrangement provides for a 50% / 50% allocation of net profits derived from activities conducted under the Arrangement.

The Company accounts for the Arrangement in accordance with ASC 808, Collaborative Arrangements. Accordingly, revenues are recognized based on the Company's contractual participation in consideration received from third parties, and costs are recorded based on the Company's incurred obligations under the Arrangement. For the year ended December 31, 2025, the Company recognized $49,144 in revenue and $28,894 in expenses arising from activities under the Arrangement.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and 2024, consists of the following:

For the Years Ended December 31,		2025		2024
Net Operating Loss	$	(114,165)	$	(211,011)
Valuation Allowance		114,165		211,011
Net Provision for Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025 and 2024, are as follows:

As of Years Ended December 31,	2025	2024
Net Operating Loss	$ (691,187) $	(577,022)
Valuation Allowance	691,187	577,022
Total Deferred Tax Asset	$ - $	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,266,188. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025 and 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025 and 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025, through April 27, 2026, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The Company has a net loss of $374,311, an accumulated deficit of $2,263,814 an operating cash flow loss of $291,167 and liquid assets in cash of $20,158. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.



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A Growing Spirits Company With Proven Distribution and Expanding Production Capacity



Rick Nielsen
Brand Owner | Rock & Roll Hall of Famer

Price per Share: $4.00

Total Raised: $2.5+ Million
*This Figure Is From Our Previous Capital Raises, Not Including Current Live Reg CF Offering

Joint Venture Distillery Operations

Minimum Investment: 25 Shares
*Minimum investment consists of an 25 share purchase, plus a 3.5% Investor Processing Fee.

Multi-State Retail & On-Premise Distribution

Repeat Orders from Customers

Total Raised in Current Round

$177,221

Operating across multiple brands, expanding production through joint venture facilities, and building long-term scale through disciplined growth.

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WHY INVEST

ROCK'N Vodka is building a multi-brand spirits platform focused on disciplined growth, expanding distribution, and increased production capacity through strategic partnerships. The company operates with an execution-first approach, emphasizing repeat orders, operational scalability, and long-term brand value rather than short-term hype.

Multi-Brand Strategy

- ROCK'N Vodka is our flagship brand
- Bella Rio Bourbon, launched in Nov 2025, is demonstrating early growth
- Portfolio approach with Kennay Farms reduces single-brand risk and lends to increased revenue

Proven Traction

- Multi-state retail and on-premise distribution
- Repeat reorders from distributors and accounts
- Established presence across multiple markets

Production & Supply Control

- Joint venture distillery operations providing expanded capacity
- Improved control over production timelines and costs
- Ability to support multiple brands under one operating structure

Experienced Leadership

- Operator-led management team
- Track record across spirits, manufacturing, and sales execution
- Strategic involvement from leaders with prior operating and exit experience

Capital Use

- Prior capital deployed toward production, distribution, and infrastructure
- Current offering focused on scaling operations and brand footprint
- Emphasis on sustainable growth over rapid burn

TRACTION

Measured by distribution growth, repeat reorders, and operational expansion.

Updated 02/10/26 - Past Performance is Not Indicative of Future Results

100,000+
Units Sold



Bella Rio Bourbon demonstrating early market traction alongside continued sales across the portfolio

7
Product SKUs Between 3 Brands



Joint venture distillery supporting expanded production capacity with inventory already aging

2,500+
Accounts Sold in North America



Multi-state retail and on-premise distribution with repeat reorders from distributors and accounts

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Available through major national and regional retailers, including Walmart, Total Wine, and many other multi-state accounts.











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Production & Scale

Production Capacity and Supply Access are Central to Scaling a Multi-Brand Spirits Business







Joint Venture Distillery Operations

Through a joint venture with Kennay Farms Distilling, ROCK'N Vodka has operational access and profit participation in a $15 million production facility designed to support long-term, scalable spirits manufacturing. The joint venture structure provides production capacity, operational flexibility, and shared economics without the capital burden of owning and operating a facility outright. The joint venture provides profit from all of the distillery's various revenue streams, not just the brand spirits owned by ROCK'N Vodka.

The distillery was purpose-built with future growth in mind and constructed within a restored historic theater in Rochelle, Illinois. The production floor was designed to accommodate expanded throughput as brand demand increases, supporting both current operations and planned portfolio growth.







Production Capacity & Aging Inventory

The facility is capable of producing approximately 6–8 barrels of bourbon per day, allowing the company to plan inventory years in advance. When aged to five years, this level of daily production equates to roughly 1,600 bottles of cask-strength bourbon coming out of aging per day, providing long-term supply visibility.

A newly constructed rickhouse supports up to 4,466 standard 53-gallon barrels, enabling disciplined aging strategies and release planning. The rickhouse includes a dedicated bottling room and was built to modern safety and security standards, including explosion-proof construction and enhanced security features.

- Bourbon continues to show strong consumer demand relative to other spirits categories
- Unlike vodka or other spirits, bourbon requires multi-year aging, limiting rapid supply expansion
- Aging requirements create natural barriers to entry and reward long-term inventory planning
- Producers with aging inventory and production access are structurally advantaged in a market where bourbon is the most sought-after spirit

Operational Efficiency & Ancillary Revenue

The facility also includes a fully bar built into the mezzanine of the restored theater, offering a controlled, on-site consumer experience. In addition to supporting brand engagement, the bar provides a high-margin ancillary revenue stream that complements core production operations.

Sustainability considerations were incorporated into the build, including solar panels installed across the rickhouse roof to help reduce operating costs and carbon impact over time. Production capacity, aging timelines, and revenue opportunities are subject to operational execution and market conditions.

An operator-led team with experience building, scaling, and successfully exiting businesses across multiple industries.





Rick Nielsen

Strategic Partner



Andy Roiniotis

Vice President



Isabelle Roiniotis

President



O.D. Patton III



Jandell Manguerra

National Sales Manager

Executive Administrator



Shannon MacDonald
Creative Development



Ilija Timotijevic
Administrative Associate



Bobby Spentzos
Southeast Regional Manager

Investor Recognition Perks



As a thank-you to investors who choose to participate during this phase of the offering, the company is providing the following bonus perk incentives. When you invest, you purchase shares of ROCK'N Vodka and earn bonus perks based on your investment total.

View Bonus Perks Here ›

*All Bonus Perks Will be Issued At The Close of This Investment Opportunity

Community Milestone Perks

For every $100,000 raised in our current equity round, ALL investors in this round will receive an additional 1% in bonus shares—automatically.

Current Milestone Bonus Shares: 1%

Total Raised in Current Round — $170,228

Price per Share: $4.00

Minimum Investment: 25 Shares

Minimum investment consists of an 25 share purchase, plus a 3.5% Investor Processing Fee.

Total Raised: $2.5+ Million

This Figure Is From Our Previous Capital Raises, Not Including Current Live Reg CF Offering

Multi-State Retail & On-Premise Distribution

Joint Venture Distillery Operations

Repeat Orders from Customers

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OUR STORY

ROCK'N Vodka's founding team brings together decades of experience in entrepreneurship, branding, and the hospitality industry. This group of pioneers, recognized as influential figures within the service industry, has adeptly opened, managed, and profitably sold numerous businesses. Their keen understanding of effective marketing for spirit brands is deeply rooted in their history of bar and restaurant ownership. Co-owner Rick Nielsen, a celebrated Rock & Roll Hall of Famer, leverages his vast network and massive global fanbase to create unique networking opportunities, boosting the brand's visibility and reach.

Andy, one of the founding members, has an extensive background in the hospitality industry, shaped by his family's businesses in Waukegan, Illinois, and a profound work ethic instilled by his parents. His journey took him from managing a family restaurant to creating a show in Hollywood, where he honed his business and negotiation skills, and eventually moved back to Illinois to expand his entrepreneurial ventures.

In 2019, ROCK'N Vodka was born and sold on shelves for the first time, transforming a vision into a multi-award-winning reality. The brand has gained significant traction through celebrity endorsements and strategic partnerships, including Rick Nielsen's influence, which has significantly propelled the brand's popularity through social media engagements and high-profile promotional events.

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The Spirit That Thinks Outside the Box

We make a fun and unique vodka that grabs the attention of consumers by using 100% non-GMO and gluten free sugar cane. Founders Andy and Isabelle tried different mixtures of vodka to come up with a unique product. After tasting a 50/50 mix of wheat and sugarcane, Isabelle wanted to try sugarcane on its own, and after hosting blind taste tests between ROCK'N Vodka and other vodkas at their restaurants, where the recipe of a 100% sugarcane vodka won time and time again, ROCK'N Vodka was born!

Watch the full story behind its recipe below:

4/27/26, 2:39 PM



Andy and Isabelle on Why They Chose Sugarcane
ROCK'N Vodkas

TIMELINE

April 9, 2019

Founders meet with local distillery and discuss producing their own vodka

April 25, 2019

Andy and Isabelle sample vodka mixtures and decide on 100% sugarcane

September 1, 2019

Andy, running businesses in Rockford at the time, received an email about the ... Read more

September 25, 2019

The logo design began and the style of bottle was chosen

October 30, 2019

The name "ROCK'N Vodka" was finally created

November 27, 2019

ROCK'N Vodka received federal TTB approval and the trademark was submitted

December 11, 2019

ROCK'N Vodka is bottled for the first time in history

December 13, 2019

February 2, 2020

Rick Nielsen is publicly announced as a partner during the 2020 Superbowl weekend

February, 2021

ROCK'N Vodka sells on shelves for the first time

July, 2021

Jandell Manguerra, the first, full-time employee is hired

February, 2021

ROCK'N Vodka is expands outside of Illinois, starting in California

July, 2021

O.D. Patton III is hired as the brand's first, full-time sales rep - now the National Sales Manager

August, 2021

ROCK'N leaves the states for the first time and enters the Canadian market

May, 2022

ROCK'N Vodka launches its first public investment opportunity

August, 2021

ROCK'N leaves the states for the first time and enters the Canadian market

May, 2023

The ROCK'N Vodka Red bottle was created, with only 70 total units to ever be produced

January, 2023

Ilija Timotijevic is hired as an office administrator to assist in the brand's increasing workload

May, 2025

Bella Rio Bourbon was born, with the label created by Shannon and the first barrel picked by investors

August, 2023

Haralambros Spentzos is hired as a sales rep - now the Southeast Regional Manager

Rick Nielsen Events

Rick Nielsen bottle signing events are officially fully booked out until 2026 due to high demand! Retailers across the country have shown great interest in hosting Rick Nielsen ROCK'N Vodka bottle signings, knowing that we can attract hundreds of customers and boost sales in just a three hour event. The marketing efforts for these events have been so successful that many stores are clamoring to participate.

However, with Rick's schedule filled with Cheap Trick tour dates and other ROCK'N events, we're no longer accepting additional bookings for 2025, and all new requests are being pushed back to 2026.

You can view all of our previous bottle signing event videos and photo albums in the links below:

Rush Creek Bottle Signing
Rick Nielsen Bottle Signing

Total Wine - Alpharetta, GA
Rick Nielsen Bottle Signing

Rick's Pick Bottling Party

Total Wine - Port St. Lucie, FL
Rick Nielsen Bottle Signing

Whiskey Warehouse Session with...
Featuring a Dinner with Rick Nielsen

Bella Rio Bourbon - Kennay Farms...
Rick Nielsen Bottle Signing

Total Wine - Appleton, WI
Rick Nielsen Bottle Signing

Total Wine - Brookfield, WI
Rick Nielsen Bottle Signing

Liquorama - Upland, CA
Rick Nielsen Bottle Signing

Show More

Rick's ROCK'N Rewind Video

Discussion Board (4)

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Zz
5d ago

Im an investor and have not received any information on my investment and was wondering what the status is

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Irishjunk
Apr 12

I did invest a little just a few hundred dollars and I suck at anything tech and had a hard time finishing nut finally got a message it was approved nut don't have any paperwork or even an email to prove I have 125 shares , hoe can I get something?

👍 Like   ↪ Reply

• • •

Michaelpedia
Mar 20

Can you transfer your shares to someone else?

👍 Like   ↪ Reply

• • •

Ernie Mullis
Mar 10

I'd be interested to see the label from the Bourbon please.
I'd also like to see the mash bill as well.

Thank you,

Ernie

👍 Like   ↪ Reply

• • •

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Sources:

1. https://www.ohbev.com/blog/whiskey-market-forecasts-and-trends

2. https://woodencork.com/blogs/uncorked/bourbon-industry-trends-2025-growth-consumer-insights-brand-leaders?
srsltid=AfmBOoq2gxRf7g2DpjoCO2wKyvIBFr53uxF80WGq5Zn6qevnj5298rZv

3. https://www.thebourbonflight.com/bourbon-in-2025-a-storied-industry-at-a-crossroads

4. https://www.thespiritsbusiness.com/2024/02/top-five-spirits-categories-by-volume-in-us/#:~:text=Vodka,selling%20spirits%20category%20by%20volume.

5. https://www.statista.com/outlook/cmo/alcoholic-drinks/spirits/vodka/worldwide

6. https://www.forbes.com/sites/joemicallef/2021/05/18/the-new-york-international-spirits-competition-announces-2021-medalists/?sh=18652f4f3918

7. https://usaspiritsratings.com/en/competition-certificates/2022/silver-medal/2032/

8. https://bartenderspiritsawards.com/en/competition-certificates/2022/silver-medal/1945/

9. https://proofawards.com/2023-results/

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